UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-
16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of April 2026

Commission File Number: 001-39997

Adagene Inc.

4F, Building C14, No. 218

Xinghu Street, Suzhou Industrial Park

Suzhou, Jiangsu Province, 215123

People’s Republic of China

+86-512-8777-3632

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On April 2, 2026, Adagene Inc. (the "Company") announced results from the latest data cut from its phase 1b/2 study of muzastotug in patients with advanced microsatellite stable colorectal cancer (MSS CRC) with no liver metastases. FDA has designated muzastotug in combination with Merck's (known as MSD outside of the United States and Canada) anti-PD-1 therapy, KEYTRUDA® (pembrolizumab), as a Fast Track product for adult patients with microsatellite stable metastatic colorectal cancer (MSS mCRC) without current or active liver metastases.

Updated Interim Efficacy Results from Phase 1b/2 Trial

Previous results from a data cut on April 22, 2025 were presented at the annual American Society of Clinical Oncology meeting in June 2025. As of the latest data cut on January 24, 2026, a total of 67 MSS CRC patients with no liver metastases, including those with peritoneal involvement, have been treated with muzastotug at a dose of either 10 mg/kg or 20 mg/kg, in combination with pembrolizumab. The 10 mg/kg dose was administered once every three weeks or once every six weeks. The 20 mg/kg dose was administered once as a loading dose, followed by 10 mg/kg every three weeks, or 20 mg/kg every six weeks.

Among 65 efficacy-evaluable patients in the dose expansion phase, those in the combined 10 mg/kg cohorts (N=39) demonstrated an ORR of 13% (5/39), which was comprised of an ORR of 0% (0/10) in the Q6W regimen cohort and an ORR of 17% (5/29) in the every 3 weeks (Q3W) cohort. The higher response rates in the Q3W cohort and robust safety data, to keep patients stable without new lesions, in the Q6W cohort helped inform the decision for the dosing regimens utilized in Arm A of the ongoing randomized phase 2 trial.

The combined 20 mg/kg cohorts (N=26) demonstrated a confirmed ORR of 31% (8/26), including 25% (3/12) in the Q6W cohort and 36% (5/14) in the 20 mg/kg loading dose cohort (20 mg/kg, followed by 10 mg/kg Q3W). The higher response rate in the 20 mg/kg cohorts helped inform the 20 mg/kg induction/ maintenance dosing regimen utilized in Arm B of the ongoing randomized phase 2 trial.

Median progression-free survival was 4.8 months in the 10 mg/kg cohorts and 6.7 months in the 20 mg/kg cohorts. Notably, mPFS was 15.4 months among the 14 patients in the 20 mg/kg loading dose cohort, compared with 4.9 months among the 12 patients in the 20 mg/kg Q6W cohort, further supporting the induction/maintenance approach now being evaluated in the ongoing randomized phase 2 study.

Muzastotug + Pembrolizumab 200 mg Q3W	10 mg/kg			20 mg/kg
Subpopulation (N)	Combined (N=39)	Q6W (N=10)	Q3W (N=29)	Combined (N=26)	Q6W (N=12)	20 mg/kg x1 + 10 mg/kg Q3W (N=14)
	13	0(a)	17	31	25	36
ORR, % (95% CI)	(4 – 27)	(0 – 31)	(6 – 36)	(14 – 52)	(5 – 57)	(13 – 65)
BoR, N (%)
CR	0	0	0	1(4)	1(8)	0
PR	5 (13)	0	5(b) (17)	7 (27)	2 (17)	5 (36)
SD	24 (62)	7 (70)	17 (59)	14 (54)	7 (58)	7 (50)
DCR
(CR+PR+SD), %, (95% CI)	74 (58 – 87)	70 (35 – 93)	76 (56 – 90)	85 (65 – 96)	83 (52 – 98)	86 (57 – 98)
mPFS, months (95% CI)	4.8 (2.6 – 6.7)	4.5 (1.4 – 7.1)	4.8 (2.6 – 6.7)	6.7 (2.7 – NA)	4.9 (1.2 – NA)	15.4 (2.6 – NA)
6-month PFS, % , (95% CI)	39.6 (24.3 – 54.6)	40 (12.3 – 67)	39.6 (21.9 – 56.8)	50.4 (29.5 – 68.1)	45.5 (16.7 – 70.7)	54.5 (25.4 – 76.5)

Abbreviations: BoR (best overall response), CR (complete response), PR (partial response), SD (stable disease), DCR (disease control rate)

Efficacy evaluable set (participants who received ≥1 post-baseline scheduled imaging scan)

(a)	One patient with target lesion assessed as “PR”, overall assessment as “PD” due to new lesion.

(b)	Including one unconfirmed PR (10 mg/kg Q3W)

mOS for the 10 mg/kg cohorts was 19.8 months with a 23.8-month median follow-up, comparing favorably with current standard of care treatments and historical benchmarks in the 11 – 12 month range1. mOS for the 20 mg/kg cohorts was not yet reached, with a median follow-up of 13.1 months. Patients in the 20 mg/kg cohorts demonstrated a 1-year OS rate of 80.8%, while patients in the 10 mg/kg cohorts demonstrated an OS rate of 70.1% at 12 months and 48% at 24 months.

Updated Interim Safety Results from Phase 1b/2 Trial

As of the January 24, 2026 data cutoff, across 67 patients in all cohorts, there was a low 4% overall discontinuation rate, no dose limiting toxicities, and no treatment-related Grade 4 or 5 adverse events (TRAEs). Grade 3 TRAEs were 15% in the combined 10 mg/kg cohorts (0% Q6W; 20% Q3W) and 38% in the combined 20 mg/kg cohorts (25% Q6W; 50% loading dose cohort), which were generally transient and manageable.

The most common treatment-related adverse events were pruritus, fatigue, hypothyroidism, and diarrhea. Regarding GI-related adverse events, the overall incidence of diarrhea, colitis and immune-mediated enterocolitis was relatively low, and such events were generally transient and manageable. The three patients with Grade 3 colitis had all recovered at the time of data cut-off. Infliximab use was low, with approximately 10% of patients requiring its use for management of GI toxicity.

Preferred Term	All Grades n (%)	Grade 1 n (%)	Grade 2 n (%)	Grade 3 n (%)
Any TRAE	57 (85.1)	15 (22.4)	26 (38.8)	16 (23.9)
Pruritus	25 (37.3)	20 (29.9)	5 (7.5)	0
Fatigue	15 (22.4)	12 (17.9)	3 (4.5)	0
Hypothyroidism	13 (19.4)	3 (4.5)	10 (14.9)	0
Diarrhea	12 (17.9)	5 (7.5)	4 (6)	3 (4.5)
Adrenal insufficiency	10 (14.9)	1 (1.5)	9 (13.4)	0
Decreased appetite	8 (11.9)	6 (9)	2 (3)	0
Alanine aminotransferase increased	7 (10.4)	2 (3)	4 (6)	1 (1.5)
Arthralgia	7 (10.4)	5 (7.5)	2 (3)	0
Nausea	7 (10.4)	4 (6)	3 (4.5)	0
Colitis	7 (10.4)	0	4 (6)	3 (4.5)
Immune-mediated enterocolitis	3 (4.5)	0	2 (3)	1 (1.5)

Ongoing Phase 2 Randomized Trial

The randomized phase 2 trial design, incorporated into our existing protocol for the phase 1b/2 Trial (NCT05405595) was established following a meeting with the FDA in 2025 and is evaluating two different dose regimens. The first patient was treated in October 2025, and results are expected in the first half of 2027. We intend to take full advantage of the recent Fast Track designation by the FDA to initiate the a potential registrational study of muzastotug pending further FDA feedback regarding the dose regimen identified from ongoing trials.

•	Patient Population: The trial will enroll up to 60 late-line patients with MSS CRC without liver metastases, including those with peritoneal metastasis/involvement. Patients are randomized 1:1 into one of two treatment arms with muzastotug in combination with pembrolizumab.

•	Dose and Regimen: Both arms utilize an induction/maintenance regimen, without cycle limitations for muzastotug.

•	Arm A: 10 mg/kg induction dose of muzastotug plus 200 mg pembrolizumab Q3W for 4 doses followed by one 200 mg dose of pembrolizumab; the maintenance phase will dose 10 mg/kg muzastotug Q6W plus 400 mg of pembrolizumab Q6W.

•	Arm B: 20 mg/kg induction dose of muzastotug Q6W plus 400 mg pembrolizumab Q6W for 2 doses; the maintenance phase will dose muzastotug at 15 mg/kg Q6W plus 400 mg pembrolizumab Q6W.

•	Endpoints: The primary endpoint will be ORR. Secondary endpoints include duration of response, PFS, and OS.

The information in the paragraphs above under “Information Contained in this Report on Form 6-K” in this Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (File Nos. 333-291196 and 333-287161) and Form S-8 (File No. 333-255250) of the Company, filed with the Securities and Exchange Commission (the “SEC”), and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

On April 2, 2026, the Company issued the press release attached hereto as Exhibit 99.2. The furnishing of the attached press releases is not an admission as to the materiality of any information therein. The information contained in the press releases is summary information that is intended to be considered in the context of more complete information included in the Company’s filings with the SEC and other public announcements that the Company has made and may make from time to time. The Company undertakes no duty or obligation to update or revise the information contained in this report, although it may do so from time to time as its management believes is appropriate. Any such updating may be made through the filing or furnishing of other reports or documents with the SEC or through other public disclosures.

Forward-Looking Statements

The Company cautions that statements included in this report that are not a description of historical facts are forward-looking statements. Words such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “look forward,” “potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s plans to advance the development of its product candidates, the timing of achieving any development or regulatory milestones or reporting data or whether such milestones or data will be achieved or generated, including whether any new drug application will be submitted or accepted and the timing thereof, and the potential of such product candidates, including to achieve any benefit, improvement, differentiation, trend or profile or any product approval or be effective. The inclusion of forward-looking statements should not be regarded as a representation by the Company that any of its plans will be achieved. Actual data may differ materially from those set forth in this report due to the risks and uncertainties inherent in the Company’s business and other risks described in the Company’s filings with the Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F filed with the SEC on April 1, 2026, and its other reports. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in the Company’s filings with the SEC which are available from the SEC’s website (www.sec.gov). All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adagene Inc.

	By:	/s/ Peter Luo
	Name:	Peter Luo
	Title:	Chief Executive Officer

Date: April 2, 2026

EXHIBIT INDEX

Exhibit	Description

99.1	Press release titled “Adagene Announces Clinical Collaboration with Incyte to Evaluate Muzastotug (ADG126) in Combination with Incyte's TGFßR2xPD-1 Bispecific Antibody (INCA33890) in Patients with Microsatellite Stable Colorectal Cancer (MSS CRC)”

99.2	Press release titled “Updated Data from Phase 1b/2 Study of Muzastotug in Combination with KEYTRUDA® (pembrolizumab) in Late-line Patients with Microsatellite Stable Colorectal Cancer Demonstrate Improved Durability of Response”